May 22, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.


03022453

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel's Consolidated Financial Results for Fiscal 2002"

Thank you for your assistance in handling it as required.

Sincerely yours,

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
May 22, 2003

KOBE STEEL'S CONSOLIDATED FINANCIAL RESULTS FOR FISCAL 2002
(April 1, 2002-MARCH 31, 2003)

Kobe Steel, Ltd. reported today its financial results for fiscal 2002, ended March 31, 2003.

CONSOLIDATED FINANCIAL SUMMARY

(in millions of yen)	FY2002	FY2001	% Change
Net sales	1,204,749	1,198,014	0.6%
Operating income	81,053	35,499	128.3%
Ordinary income (loss)*	35,442	(13,548)	---
Net income (loss)	1,723	(28,518)	---
Earnings per share	0.59 yen	(10.06 yen)	

NON-CONSOLIDATED FINANCIAL SUMMARY

(in millions of yen)	FY2002	FY2001	% change
Net sales	807,231	793,952	1.7%
Operating income	52,258	30,410	71.8%
Ordinary income*	20,263	(4,010)	---
Net income (loss)	(4,859)	(20,991)	---
Earnings per share	(1.67 yen)	(7.39 yen)	

Notes: * Also known as pretax recurring profit (or loss)
Figures in parentheses denote losses.

SEGMENT SALES (in millions of yen)

	FY2002	FY2001
Iron & Steel	523,474	486,383
Aluminum & Copper	248,040	256,541
Machinery	216,216	232,211
Construction Machinery	157,398	148,304
Real Estate	42,589	45,046
Other Businesses	56,369	82,160
Eliminations	(39,339)	(52,634)
Consolidated net sales	1,204,749	1,198,014

OVERSEAS SALES (in millions of yen)

	FY2002	FY2001
Overseas sales	248,935	235,799
Consolidated net sales	1,204,749	1,198,014
% overseas sales	20.7%	19.7%

PRODUCTION (in metric tons)

	FY2002	FY2001	% change
Crude steel	6,918,000	6,563,000	5.4%
Rolled aluminum products	410,000	385,000	6.5%
Rolled copper products	113,000	106,000	5.8%

OVERALL PERFORMANCE

The Japanese economy in fiscal 2002, ended March 31, 2003, continued to be weak. Although the economy picked up owing to higher exports mainly to Asia, the decelerating U.S. economy, sluggish private-sector capital investment, and dull personal spending exerted deflationary pressures.

On this background, Kobe Steel, Ltd.'s consolidated net sales for fiscal 2002 rose 6.7 billion yen to 1,204 billion yen. Although sales were affected by the transfer of equity in an IT systems subsidiary, sales were bolstered by the commercial start of the wholesale electricity supply business. Pretax ordinary income rose to 35.4 billion yen, from a loss of 13.5 billion last year, owing to the wholesale electricity supply business and lower overall costs in the materials business. Extraordinary losses – centered on the change in new accounting standards for retirement benefits and a write-down of securities in the weak stock market – brought aftertax net income to 1.7 billion yen.

DIVIDENDS

As Kobe Steel continued to have undisposed deficits in fiscal 2002, it is unable to distribute dividends in accordance with the Commercial Code. The Company regrets this situation and asks its shareholders for their understanding and continued support.

PERFORMANCE BY BUSINESS SEGMENT

IRON & STEEL

Domestic steel demand was firm owing to strong auto and other exports. However, capital investment and construction investment remained weak and the overall market continued to be severe. Exports were strong owning to a sharp recovery in the Asian market, particularly China. The strong demand supported price increases, and domestic inventories also returned to appropriate levels. As a result, the market mainly for steel sheet improved.

Kobe Steel's vigorous marketing efforts led to a rise in shipments both in Japan and overseas. With the start of the wholesale electricity supply business, segment sales rose 7.6% to 523.4 billion yen. Operating income increased by 37.4 billion yen to 48.7 billion yen. In addition, the segment benefited from a reduction in overall costs.

ALUMINUM & COPPER

Shipments of rolled aluminum products increased over the previous fiscal period. Demand for aluminum sheet, in particular can stock for beverages, went up. Shipments rose for aluminum used in growing amounts in the automotive sector and for semiconductor manufacturing equipment owing to recovery in the IT industry. Shipments of rolled copper products also increased. Although domestic shipments of copper tube went down as air conditioner manufacturers continued to shift production overseas, copper strip for semiconductor leadframes and automotive electrical terminals was strong.

Although sales of rolled aluminum products increased, Kobe Steel's withdrawal from aluminum ingot businesses contributed to a 3.3% decrease in segment sales to 248 billion yen. Operating income rose 4.4 billion yen to 12.4 billion yen owing to higher shipments and lower overall costs.

MACHINERY

Domestic Machinery segment orders fell 20.5% to 114.1 billion yen due to the large drop in municipal solid waste treatment plants. Overseas, the contract for a pellet plant became effective, and orders for compressors and tire machinery were firm, leading to a 78.6% increase to 41.3 billion yen. Total orders went down 6.7% to 155.5 billion yen and the backlog of orders was 148.9 billion yen.

Segment sales went down 6.9% to 216.2 billion yen due to lower sales from consolidated subsidiaries. Operating income went up by 500 million yen to 4.2 billion yen.

CONSTRUCTION MACHINERY
The domestic market continued to slide due to the slump in public works, housing starts and construction. Overseas, the economic slowdown in North America and Europe led to lower demand. On the other hand, demand in the Chinese market continued to be strong due to a sharp upturn in infrastructure improvements.

As a result, in the Construction Machinery segment domestic demand for new construction equipment was weak, but the overseas market was strong, in particular leading to a substantial production increase in China. As a result, segment sales rose 6.1% to 157.3 billion, while operating income went up 2.2 billion yen to 4 billion yen.

REAL ESTATE
Real estate conditions were difficult in fiscal 2002. Despite low mortgage rates and the extension of tax breaks for new home purchases, real estate demand declined as buyers were reluctant to make purchases in the stagnant economy.

In the Real Estate segment, sales were good for large developments such as the Maya Seaside Place East condominium in Kobe. However, the number of empty rooms increased in the rental business and market prices remained low in the brokerage and remodeling businesses. As a result, sales went down 5.5% to 42.5 billion yen. Operating income went down 3.6 billion yen to 4.3 billion yen due to changes in the make-up of real estate sales.

OTHER BUSINESSES
The transfer of equity held in an IT systems subsidiary turned it into an affiliate. As a result, sales decreased 31.4% to 56.3 billion yen. Operating income rose 4.8 billion yen to 5.7 million yen due to the strong performance of a semiconductor testing subsidiary.

OUTLOOK FOR FISCAL 2003 (ending March 2004)

The Japanese economy in fiscal 2003, ending March 2004, will continue to be difficult to predict. Due to conditions in the Middle East and other factors, the outlook for the world economy is uncertain. In Japan, capital investment is forecast to be weak and personal spending will be stagnant. Kobe Steel's outlook for its business segments in fiscal 2003 are as follows.

IRON & STEEL
Domestic demand will continue to be sluggish in fiscal 2003. The decline in public works is expected to reduce demand from the construction industry. Car production is expected to go down, and user industries are shifting to overseas markets. Overseas, China and other Asian markets are anticipated to see a rise in demand. However, in addition to a slowdown in the U.S. economy, China's safeguard measures for steel and the SARS outbreak will make it increasingly difficult to chart the Asian economy. In comparison to fiscal 2002, steel demand in fiscal 2003 is forecast to be lower. As a result, Japan's crude steel production is expected to go down.

Due to the above factors, steel demand is expected to decrease. However, as price increases take effect, Kobe Steel anticipates improvements in sales prices. As a result, segment sales are forecast to increase slightly over fiscal 2002 sales.

ALUMINUM & COPPER
Kobe Steel does not foresee strong growth for aluminum used in construction and for can stock. However, aluminum sheet and extrusions for the automotive industry are anticipated to steadily increase. Therefore, demand for rolled aluminum products is anticipated to rise slightly in fiscal 2003. In rolled copper products, demand is expected to increase slightly. Copper strip for semiconductor leadframes is anticipated to go up, while for copper tube, air conditioner manufacturing will continue to shift overseas. Thus, overall demand is expected to increase slightly in comparison to fiscal 2002.

Sales for this segment are anticipated to decrease slightly. While demand for rolled aluminum and rolled copper products is likely to turn slightly favorable, the lower sales from aluminum ingot businesses are expected to affect segment sales.

MACHINERY
In Japan, fewer orders are expected due to fewer public works, while overseas market conditions will continue to be severe. As the handovers of municipal solid waste treatment facilities were concentrated in fiscal 2002, segment sales are forecast to go down.

CONSTRUCTION MACHINERY
Domestic demand for construction equipment is forecast to continue to slacken due to shrinking public works. Overseas, the Chinese market is anticipated to continue growing, but North America and Europe will be affected by decelerating economies.

As domestic demand for new machines is expected to be low, this segment will focus on the stock business of used equipment, parts and maintenance. Overseas, production in China is anticipated to increase. Thus, segment sales are forecast to remain at a similar level to fiscal 2002 sales.

REAL ESTATE
Due to the unclear economic outlook, Kobe Steel does not expect a sharp upswing in real estate purchases. As competition will toughen due to the large supply of condominium units, the business environment will continue to be difficult.

In fiscal 2003, handovers are to take place for the Maya Seaside Place East in Kobe and the O's GARDEN condominium development in Okubo, both in western Japan. As a result, segment sales are anticipated to increase slightly over fiscal 2002 sales.

OTHER BUSINESSES
With the equity transfer of a semiconductor testing subsidiary, sales in this segment are anticipated to decrease in comparison to fiscal 2002.

OVERALL FORECAST
In Iron & Steel, higher steel prices are anticipated to contribute to higher sales. However, in the Machinery segment, sales of municipal solid waste treatment plants will go down sharply, while in the Aluminum & Copper segment and other segments, the exclusion of a number of formerly consolidated subsidiaries is forecast to reduce consolidated sales by 1.2% to 1,190 billion yen. Pretax ordinary income is anticipated to rise to 43 billion yen and aftertax net income is forecast to increase to 14 billion yen. Factors expected to contribute to the higher profits are thorough overall cost reductions and higher prices in the Iron & Steel segment.

MEDIA CONTACT:
Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp/index_e_wi.htm

ADDITIONAL INFORMATION ON KOBE STEEL'S FISCAL 2002 RESULTS

MANAGEMENT POLICIES

1. FUNDAMENTAL MANAGEMENT STRATEGY

Kobe Steel is focusing on three core fields of business. These areas are 1) materials (steel, welding, aluminum and copper); 2) the independent power producer (IPP) business, which utilizes the infrastructure of the Iron & Steel segment; and 3) the machinery and engineering segments (infrastructure, engineering and machinery). The company intends to improve the corporate value of the entire Kobe Steel group by becoming a unified company centered on high return on assets (ROA) and business units with high cash flow.

Based on this strategy in fiscal 1999 Kobe Steel turned its business divisions into internal companies, appointed corporate officers, and implemented other measures to improve its management structure. One of management's priorities was to quickly and aggressively rebuild the company's business structure to improve ROA. While strengthening the company by channeling management resources into core businesses, Kobe Steel has been divesting businesses without synergy or those that are unprofitable under a policy called selection and consolidation.

2. POLICY FOR DIVIDEND DISTRIBUTION

Subject to its retained earnings and financial performance, the company aims for an early resumption of dividend payments to its shareholders as soon as possible.

To enable an early resumption of dividend payments, Kobe Steel's management plans to reverse a portion of its additional paid-in capital and all of its legal reserve. The use of these funds will be proposed at the Ordinary General Meeting of Shareholders to be held in June.

3. BUSINESS FOCUS

In the Iron & Steel segment, Kobe Steel's business strategy is focused on strengthening products in which it excels: specialty steel, high strength steel, and surface treated steel. In addition, the alliance with Nippon Steel Corporation and Sumitomo Metal Industries, Ltd. is anticipated to further improve its profit-earning capabilities.

In the Aluminum & Copper segment, Kobe Steel is firmly positioned as the top producer of a comprehensive array of aluminum materials and parts to the automotive industry. In particular, the company is focusing on aluminum panel material, demand for which is expected to grow in automotive applications. In rolled copper products, Kobe Steel is promoting copper strip for semiconductor leadframes and automotive connectors and terminals. Carrying out cost reduction measures, the Aluminum & Copper segment is strengthening its profitability.

In the Machinery segment, the Company is maintaining orders in the energy field, a growth area, as well as continuing to lower fixed costs to strengthen its profitability. In addition, new businesses such as soil decontamination and PVC recycling, as well as new product development in compressors will contribute to improved profitability.

Additionally, Kobe Steel intends to channel its management resources into fields in which it excels and promising areas of growth to strengthen its core businesses. Reforms in the profit structure of the Kobe Steel Group are anticipated to build a stable profit base as well as improve financial performance, thus increasing the company's corporate value.

4. CORPORATE GOVERNANCE AND STATUS OF MEASURES

With regard to corporate governance, Kobe Steel introduced an internal company system to improve the profitability of each business unit and to reform its business structure through the selection and consolidation of its assets.

In 1999, Kobe Steel implemented a system of corporate officers to separate management from business operations. For this purpose, the number of board directors was reduced. Top management and executives responsible for the head office were appointed directors. However, management decision-making and the execution of everyday operations have a close relationship. It became clear that this management system was not in step with the Company's aims. As a result, the Company will present at the Ordinary General Meeting of Shareholders in June that the board of directors shall consist of the top management, executives in charge of major head office functions, other executives in essential businesses, and the internal company presidents.

As for administering the operations, the board directors should have legal responsibility to the Company's shareholders and customers in carrying out the Company's business affairs and this would be the optimum way for shareholders to relegate this responsibility. Consequently, directors would oversee the administration of the business segments, while corporate officers would be responsible for executing the business affairs of the segments. The corporate officers of Kobe Steel are not selected by a company committee; nor are they under a legal organization. The officers are selected by the board of directors and are responsible for carrying out the operations requested of them.

At the Ordinary General Meeting of Shareholders in June, Kobe Steel will propose that one additional outside auditor be added to further improve the company's governance. As a result, the number of auditors will increase to five, and four of them will be outside auditors. It should be noted that the outside directors and Kobe Steel have no business relationships or other interests.

As for the compliance system, in 2000 Kobe Steel established a Corporate Ethics Committee, which includes members from outside the company. This Committee has considered various measures and is implementing them in order to comply with the rules of society and to establish corporate ethics.

In June 2000, the Committee formulated the Corporate Code of Ethics to provide guidelines for business conduct. The guidelines provide parameters for operating within the acceptable norms of society under established laws and regulations. The Code of Ethics not only outlines policies and actions, but also describes corporate behavior and employee expectations, including contributing to society and creating a work environment that fosters employee individuality and creativity.

In October 2001, the company established risk management standards to improve its capabilities to deal with risks faced by its businesses. The standards systematically organize risks and set risk prevention measures, monitoring systems, and responsibility systems.

In addition, a Compliance Ad Hoc Committee, which includes outside lawyers, was organized. The Committee has been preparing to create a system to achieve compliance management to uphold the law. The Ad Hoc Committee, which began in July 2002, has met seven times. In March 2003, the Committee produced a report proposing the rebuilding of the compliance system.

Kobe Steel intends to implement the proposals. In concrete terms, in progressively reorganizing the Corporate Ethics Committee, a permanent Compliance Committee, of which the majority of the members will consist of outside members, will serve as the advisory body to the board of directors. The Committee would have the power to advise the board of directors to take action against violations of the law. The Company intends to further strengthen its personal and qualitative functions of departments responsible for overseeing compliance. In addition, one outside lawyer will be placed in the Kanto region as well as one in the Kansai region of Japan. The lawyers will be appointed upon the recommendation of the Bar Association. This will create a system for internal notification.

Through these measures, Kobe Steel is promoting corporate governance and the establishment of a thorough compliance system.

1. SUMMARY OF FISCAL 2002 CONSOLIDATED RESULTS

(April 1, 2002-March 31, 2003)

(in millions of yen)	FY2002	FY2001	% change FY02/01
Net sales	1,204,749	1,198,014	0.6%
Operating income	81,053	35,499	128.3%
Ordinary income*	35,442	(13,548)	---
Extraordinary gains	24,164	29,049	
Extraordinary losses	(43,602)	(46,928)	
Aftertax net income (loss)	1,723	(28,518)	
Earnings (loss) per share	0.59 yen	(10.06 yen)	
Fully diluted earnings per share	---	---	
Return on average equity	0.6%	(10.5%)	
Ordinary income/total liabilities & stockholders' equity	1.8%	(0.6%)	
Ordinary income/net sales	2.9%	(1.1%)	

2. CONSOLIDATED FINANCIAL POSITION

	FY2002	FY2001
Total assets	1,902,641	2,045,302
Total stockholders' equity	293,138	280,685
Stockholders' equity/total assets	15.4%	13.7%
Stockholders' equity per share	98.96 yen	97.97 yen

3. CONSOLIDATED CASH FLOWS

3. CONSOLIDATED CASH FLOWS	FY2002	FY2001
Net cash provided by operating activities	115,692	59,109
Net cash used in investing activities	27,021	(36,481)
Net cash provided by financing activities	(174,997)	(36,814)
Cash & cash equivalents at end of year	81,809	115,292

4. SCOPE OF CONSOLIDATION

Consolidation is based on 150 significant, majority-owned subsidiaries and 51 significant, equity-valued affiliates.

5. CHANGES IN CONSOLIDATION

Newly consolidated subsidiaries:	8
Consolidated subsidiaries excluded:	14
New equity-valued affiliates	10
Equity-valued affiliates excluded:	10

6. CONSOLIDATED FORECAST FOR FISCAL 2003 (ending March 31, 2004)

(in millions of yen)	First half	Full year
Estimated net sales	580,000	1,190,000
Estimated ordinary income*	12,000	43,000
Estimated net income (loss)	3,000	14,000
Estimated earnings (loss) per share		4.72 yen

Notes for FY2002 Consolidated Summary

i. Equity value of net gain of affiliates in fiscal 2002: 5,585 million yen
   Equity value of net gain of affiliates in fiscal 2001: 1,240 million yen
ii. Average number of shares in fiscal 2002: 2,881,822,256
   Average number of shares in fiscal 2001: 2, 832,553,948
iii. No changes have been made in accounting policies.

iv. Number of shares issued in fiscal 2002: 2,962,184,078
Number of shares issued in fiscal 2001: 2,864,965,892

iv. * Also known as pretax recurring profit

7. SEGMENT SALES (in millions of yen)

		FY2002	FY2001
Sales to outside customers	Iron & Steel	511,749	476,023
	Aluminum & Copper	247,330	256,030
	Machinery	209,280	223,456
	Construction Machinery	156,928	147,884
	Real Estate	38,293	40,062
	Other Businesses	41,167	54,556
	Consolidated net sales	1,204,749	1,198,014
Inter-segment sales	Iron & Steel	11,725	10,360
	Aluminum & Copper	710	510
	Machinery	6,935	8,755
	Construction Machinery	469	420
	Real Estate	4,296	4,984
	Other Businesses	15,201	27,604
	Total	39,339	52,634
Total sales	Iron & Steel	523,474	486,383
	Aluminum & Copper	248,040	256,541
	Machinery	216,216	232,211
	Construction Machinery	157,398	148,304
	Real Estate	42,589	45,046
	Other Businesses	56,369	82,160
	Eliminations	(39,339)	(52,634)
	Consolidated net sales	1,204,749	1,198,014
Operating costs & expenses	Iron & Steel	474,707	475,109
	Aluminum & Copper	235,637	248,573
	Machinery	211,992	228,500
	Construction Machinery	153,330	146,445
	Real Estate	38,261	37,095
	Other Businesses	50,662	81,305
	Eliminations	(40,895)	(54,515)
	Total operating costs	1,123,696	1,162,514
Operating income	Iron & Steel	48,767	11,273
	Aluminum & Copper	12,403	7,967
	Machinery	4,223	3,711
	Construction Machinery	4,068	1,859
	Real Estate	4,328	7,951
	Other Businesses	5,706	854
	Eliminations	1,556	1,880
	Consolidated operating income	81,053	35,499
Assets	Iron & Steel	908,092	954,727
	Aluminum & Copper	241,134	246,113
	Machinery	229,269	255,911
	Construction Machinery	172,520	180,719
	Real Estate	121,370	165,528

	Other Businesses	71,701	74,161
	Corporate & Eliminations	158,552	168,141
	Total	1,902,641	2,045,302
Depreciation	Iron & Steel	54,606	52,670
	Aluminum & Copper	11,919	14,187
	Machinery	7,940	8,255
	Construction Machinery	3,001	3,228
	Real Estate	2,043	2,696
	Other Businesses	3,308	3,507
	Corporate & Eliminations	2,270	2,367
	Total	85,090	86,914
Capital expenditures	Iron & Steel	27,410	106,028
	Aluminum & Copper	7,685	8,830
	Machinery	3,873	3,180
	Construction Machinery	1,696	4,812
	Real Estate	1,531	7,215
	Other Businesses	1,326	1,563
	Corporate & Eliminations	445	789
	Total	43,970	132,420

8. SEGMENT INFORMATION BY REGION
(in millions of yen)

		FY2002	FY2001
Sales to outside customers	Japan	1,115,159	1,083,358
	Asia	38,313	25,591
	North America	16,394	47,378
	Other areas	34,882	41,685
	Total	1,204,749	1,198,014
Inter-segment sales	Japan	30,559	33,385
	Asia	1,111	1,284
	North America	2,949	2,101
	Other areas	206	294
	Total	34,827	37,065
Total sales	Japan	1,145,719	1,116,743
	Asia	39,425	26,875
	North America	19,343	49,480
	Other areas	35,089	41,980
	Eliminations	(34,827)	(37,065)
	Total	1,204,749	1,198,014
Operating costs & expenses	Japan	1,069,708	1,085,139
	Asia	36,450	26,271
	North America	19,415	48,284
	Other areas	33,606	40,413
	Eliminations	(35,484)	(37,593)
	Total	1,123,696	1,162,514
Operating income	Japan	76,010	31,603
	Asia	2,974	604
	North America	(71)	1,195
	Other areas	1,483	1,566

	Eliminations	657	528
	Total	81,053	35,499
Assets	Japan	1,534,962	1,700,758
	Asia	36,661	29,045
	North America	41,214	43,769
	Other areas	42,732	55,196
	Corporate & Eliminations	247,070	216,532
	Total	1,902,641	2,045,302

9. OVERSEAS SALES BY REGION (in millions of yen)

	FY2002	% of net sales	FY2001	% of net sales
Asia	160,215	13.3%	123,202	10.3%
North America	33,916	2.8%	52,028	4.3%
Other areas	54,803	4.6%	60,569	5.1%
Total overseas sales	248,935	20.7%	235,799	19.7%
Consolidated net sales	1,204,749		1,198,014	

Overseas sales consist of export sales of Kobe Steel and its domestic consolidated subsidiaries and sales from overseas consolidated subsidiaries, excluding sales to Japan.
Asia includes China, Taiwan, South Korea, Malaysia and Indonesia.
North America consists of the United States and Canada.
Other areas include Venezuela, Australia and Italy.

SUMMARY OF FISCAL 2002 NON-CONSOLIDATED RESULTS
(April 1, 2002-March 31, 2003)

1. FINANCIAL HIGHLIGHTS (in millions of yen)	FY2002	FY2001	% change FY02/01
Net sales	807,231	793,952	1.7%
Operating income	52,258	30,410	71.8%
Ordinary income (loss)*	20,263	(4,010)	---
Extraordinary gains	20,554	19,527	
Extraordinary losses	(40,969)	(53,017)	
Aftertax net income (loss)	(4,859)	(20,991)	---
Earnings (loss) per share	(1.67 yen)	(7.39 yen)	
Fully diluted earnings per share	---	---	---
Return on average equity	(1.6%)	(6.8%)	
Ordinary income/total liabilities & stockholders' equity	1.4%	(0.3%)	
Ordinary income/net sales	2.5%	(0.5%)	

2. DIVIDENDS	FY2002	FY2001
Dividends per share (yen)	00.00	0.00
Total amount of dividends (yen)	0	0
Payout ratio	0.0	0.0
Dividends/stockholders' equity	0.0	0.0

3. FINANCIAL POSITION (in millions of yen)

	FY2002	FY2001
Total assets	1,419,159	1,524,098
Total stockholders' equity	313,261	312,355
Stockholders' equity/total assets	22.1%	20.5%
Stockholders' equity per share	105.35 yen	108.93 yen

4. NON-CONSOLIDATED FORECAST FOR FISCAL 2003 (ending March 31, 2004)

(in millions of yen)	First half	Full year
Estimated net sales	380,000	770,000
Estimated ordinary income*	7,000	23,000
Estimated net income (loss)	3,000	11,000
Estimated dividends	0.00	0.00
Estimated earnings (loss) per share		3.69 yen

Notes

i. Average number of shares in fiscal 2002: 2,893,705,299
   Average number of shares in fiscal 2001: 2,838,577,294

iii. No changes have been made in accounting policies.

iv. * Ordinary income is also known as pretax recurring profit.
   Number of shares issued in fiscal 2002: 2,973,397,894
   Number of shares issued in fiscal 2001: 2, 867,418,513

v. Figures in parentheses denote losses or decreases.

INVESTOR INFORMATION

By the end of September 2003, Kobe Steel intends to send annual reports for fiscal 2002 to its overseas shareholders through their proxies in Japan. This report will also be available upon request from:

Kobe Steel, Ltd.
Investor Relations, Tokyo
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

MEDIA CONTACT:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Web site: http://www.kobelco.co.jp/index_e_wi.htm

May 22, 2003
Kobe Steel, Ltd.

NOTICE ON REVERSAL OF STATUTORY RESERVES

Kobe Steel, Ltd. hereby gives notice that the reversal of the statutory reserves of the Company is to be proposed at the 150th Ordinary General Meeting of Shareholders, which will be held on June 25, 2003, by the resolution reached at the meeting of the Board of Directors held on May 22, 2003. The details are stated below.

PARTICULARS

1. PURPOSE OF REVERSAL OF THE STATUTORY RESERVES

1) It is proposed that the undisposed deficits of the Company be eliminated by the reversal of a portion of the additional paid-in capital in accordance with Subarticle 1 of Article 289 of the Commercial Code of Japan.

2) It is also proposed that the legal reserve be reversed in order to prepare for a payment source for dividends and the execution of a flexible and efficient capital procurement strategy in accordance with Subarticle 2 of Article 289 of the Commercial Code of Japan.

2. AMOUNT OF THE REVERSAL OF THE STATUTORY RESERVES

1) The amount of the reversal of the additional paid-in capital: 72,727,470,490 yen

2) The amount of the reversal of the legal reserve: 28,363,116,569 yen

3. SCHEDULE OF THE PROCEDURES

1) The date of the Meeting of the Board of Directors when this item was resolved:
May 22, 2003

2) The date of the 150th Ordinary General Meeting of Shareholders: June 25, 2003

The legal reserve will be effectively reversed in late July 2003 after the expiration of the duration that enables creditors to formally raise objections on the reversal.

-end-